
August 30, 2021

Keith Jaffee
Chief Executive Officer
Banyan Acquisition Corp
400 Skokie Blvd
Suite 820
Northbrook, Illinois 60062

> **Re: Banyan Acquisition Corp**
> **Amended Registration Statement on Form S-1**
> **Filed August 25, 2021**
> **File No. 333-258599**

Dear Mr. Jaffee:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement on Form S-1 filed August 26, 2021

General

1. We note the disclosure that anchor investors have expressed an interest to purchase up to 99% of the units in this offering. Please disclose the number of anchor investors and the potential material impact on the public investors due to the significant amount of the offering being purchased by the anchor investors. Additionally, please tell us whether the limited number of public investors would impact the company's listing eligibility. Please revise the summary to further clarify the potential impact such purchases could have upon liquidity and the ability to meet continued listing requirements.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

2.   We note that your auditor has removed its reference to Note 5 in the dual dating of its report. However, Note 5 includes discussion of events subsequent to the initial audit date of April 1, 2021. Please have your auditors clarify and/or revise accordingly.

    You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or James Lopez at 202-551-3536 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Real Estate & Construction

cc: Brian Hecht